FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         October, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of October, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES CORPORATE APPOINTMENTS

VANCOUVER, B.C., October 4, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) today announced the appointment of Brent Lokash as President. Mr. Lokash replaces chief executive officer, Douglas Mason, who will continue to play an active role with Clearly Canadian. Mason’s beverage career began with launching and marketing Jolt Cola, under licence in Canada and parts of the USA in 1985 and, in 1987, Mason introduced brand Clearly Canadian. Credited as one of the pioneers of the New Age beverage category, Mason further led the Clearly Canadian team to launch exciting brands including “Quenchers”, “Orbitz” and “Reebok Fitness Water”. Over the past 20 years, Mason has established a reputation for innovation and, in his ongoing advisory role will continue to focus on the innovative and creative roots Clearly Canadian has been known for.

“Our efforts to improve our distribution system and to complement and enhance our sales team in recent years has culminated in a successful restructuring and financing with the BG Capital Group earlier this year, and what I believe will be a new beginning for the Company. Today I am proud to say that, thanks to the hard work and dedication of the Clearly Canadian team, paired with the financing provided by BG Capital, I believe that Clearly Canadian is once again poised for future growth and profitability. I also believe that Brent Lokash will bring a fresh approach to the business and that he has the ability to help guide the Company to the next level. I look forward to remaining an active member of the Clearly Canadian team and to working closely with Brent as he leads the Clearly team into a new era,” said Douglas Mason, Clearly Canadian Beverage Corporation.

“I am thrilled to be leading a company of Clearly Canadian’s calibre, and I look forward to working with the board and the management team in an effort to build upon the strong foundation of Clearly Canadian’s innovative culture and to lead the Company to its next phase of anticipated growth,” said Brent Lokash, President of Clearly Canadian Beverage Corporation.

In his role as President, Mr. Lokash will be responsible for all facets of corporate operations for Clearly Canadian. Mr. Lokash is also associated with BG Capital and is a business lawyer with considerable experience in corporate financings, mergers and acquisitions. Mr. Lokash began his practice in commercial law and subsequently focused on providing business consulting expertise to public and private companies seeking acquisitions and financings. Mr. Lokash received his Bachelor of Law degree in 1995 and was called to the Bar in the same year. He is a member in good standing with the Law Society of British Columbia. Mr. Lokash is the Chairman of The Neptune Society, Inc.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its recent financing with BG Capital and its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. The Company assumes no obligation to update any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Brent Lokash”

__________________________________
Brent Lokash, President

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.